  Exhibit 99.1

High Tide Reports Third Quarter 2024 Financial Results Featuring Record Revenue of $131.7 Million, and 2nd Consecutive Quarter of Positive Net Income

The Company Also Reports 5th Consecutive Quarter of Positive Free Cash Flow With Trailing Free Cash Flow Totaling $21.8 Million and Achieves 12% Market Share in the Provinces where it Operates1, Up From 10% a Year Ago

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

  High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars2, Delivers Quarterly Revenue of $131.7 Million, an All-Time Record and an Increase of 6% Year-Over-Year and Sequentially and Reaches an Annualized Run Rate Exceeding $525 Million
  Income From Operations Was $3.1 Million, Marking Sizeable Improvements From $(0.7) Million During the Same Period Last Year and $2.0 Million Sequentially. The Company Also Generated Positive Net Income of $0.8 Million, Improving From $(3.6) Million Year-Over-Year and $0.2 Million Sequentially
  The Company Now Exceeds 1.55 Million Members of the Cabana Club, an Increase of over 41% Year-Over-Year and 8% Sequentially. The Company Has Reached 57,000 ELITE Members, an Increase of 203% Year-Over-Year and 30% Sequentially, Representing its Fastest Pace of Growth Since Inception
  Same Store Sales Increased By 1% Year-Over-Year and 5% Sequentially. When Calculated Daily, Same Store Sales Increased by 3% Sequentially. From October 2021 to June 2024, Same Store Sales at Canna Cabana are up 118%, While the Average Operator in the Five Provinces Where the Company Operates has Experienced a 21% Decline3
  The Company Generated $3.1 Million of Positive Free Cash Flow in the Third Fiscal Quarter. The Company has Generated $21.8 Million of Positive Free Cash Flow in the Trailing Four Quarters, Which Represents a Free Cash Flow Yield of Over 9% Compared to the Company's Enterprise Value as of Market Close on September 13, 2024
  During May and June 2024, Canna Cabana Held a 21% Share of the Cannabis Retail Market in Alberta and 11% in Ontario. Across the Five Provinces in Which the Company Has a Presence, Canna Cabana Represented 12% Market Share in Dollars While Only Representing 5% of the Total Cannabis Retail Store Count in Those Provinces4
  Annualized Retail Sales Per Square Foot Were $1,658 Across the Canna Cabana Store Network During the Third Fiscal Quarter of 2024, Higher Than Best-In-Class Retailers Like Wal-Mart, Target, Canadian Tire and Lululemon5

CALGARY, AB, Sept. 16, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today released its financial results for the third fiscal quarter of 2024 ended July 31, 2024, the highlights of which are included in this news release. The full set of condensed interim consolidated financial statements for the three and nine months ended July 31, 2024 and 2023, and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

High Tide Inc., September 16, 2024 (CNW Group/High Tide Inc.)

Third Fiscal Quarter 2024 – Financial Highlights:

  Revenue increased to $131.7 million in the third fiscal quarter of 2024, an all-time record, compared to $124.4 million during the same period last year, representing an increase of 6% year-over-year and sequentially
  Gross profit increased to $35.5 million in the third fiscal quarter of 2024, compared to $34.6 million during the same period last year, representing an increase of 3% year-over-year and was consistent sequentially
  Gross profit margin in the three months ended July 31, 2024, was 27%, compared to 28% in the same period last year and sequentially
  18th consecutive quarter of positive Adjusted EBITDA6, which was $9.6 million in the third fiscal quarter of 2024 compared to $10.2 million during the same period last year, which included a $2.4 million positive impact from the removal of the SRF in Manitoba and compared to $10.0 million sequentially. Prior to customary adjustments, the Company  generated $8.9 million in EBITDA, which is the highest of any quarter in the Company's history
  Adjusted EBITDA margin was 7.3%, which increased from 6.3% during the same period last year, excluding the impact of the SRF and was 8.1% sequentially
  Given the strong cost controls the Company has been implementing, general and administrative expenses represented 3.7% of revenue in the third fiscal quarter of 2024, which improved from 5.2% during the same period last year and 4.5% sequentially and was the lowest level in four years
  Salaries, wages, and benefits represented 13% of revenue in the third fiscal quarter of 2024. This marked an increase compared to 11% during the same period last year and 12% sequentially driven by the 11 organic store openings during the quarter, which need significant staffing requirements while ramping up to maturity
  The Company generated positive net income of $0.8 million in the third fiscal quarter of 2024. Net income improved from $(3.6) million in the same period last year and from $0.2 million sequentially. Income from operations was $3.1 million, marking sizeable improvements from $(0.7) million during the same period last year and from $2.0 million sequentially
  Earnings per fully diluted share were $0.01 in the third fiscal quarter of 2024, compared to $(0.04) in the same period last year and $(0.00) sequentially
  Cabanalytics Business Data and Insights platform, advertising revenue, and other revenue, which includes management fees, interest income, and rental income, was $9.0 million, an all-time record, for the third fiscal quarter of 2024, compared to $6.7 million in the same period last year, and $9.0 million sequentially, representing an increase of 36% compared to the same period last year and was up 1% sequentially
  Cash and cash equivalents as of July 31, 2024 totaled $35.3 million, an all-time record, compared to $25.7 million as of July 31, 2023 and $34.5 million as of April 30, 2024 representing an increase of 37% from the same period last year and 2% sequentially

"Over the last year, the High Tide team has presented investors with compelling proof points as to how we're different than other retailers, and our third quarter results offer even further evidence of this. Our numbers continue to drive home the fact that we are a well-managed, innovative company that has grown responsibly while continuing to build value for shareholders. Numbers don't lie and this quarter's record revenue, positive net income and free cash flow, for the fifth consecutive quarter, sit in stark contrast to some of our big-name competitors recently filing for bankruptcy protection or shutting down completely. Unlike these competitors, we are generating strong free cash flow from our operations, which has been powering our organic growth trajectory in recent months. This has allowed us to grow our cash on hand balance to $35.3 million, the highest ever," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"With 21 new Cabanas launched from the profits of our existing store network, we have already surpassed the low end of our previously communicated target of adding 20 to 30 new sites this year. Given our current momentum, I believe we can approach the high end of this projection. This rapid store growth and a 118% jump in same store sales since the launch of our innovative and disruptive discount club model has contributed to our significant increase in market share, which has reached 12% across the five Canadian provinces where we operate, up from 5% three years ago. Our Cabana Club has attracted over 1.55 million members, including 57,000 paid members, into our ELITE program, which continues to grow at its fastest pace for the fourth consecutive quarter despite an overall slowdown in Canadian cannabis sales. Additionally, we continue to have global aspirations to bring our winning model to emerging legal cannabis jurisdictions. We've already started the work of integrating and building Cabana Club into a global cannabis community. I look forward to sharing some very exciting news about this transformation in the coming weeks," added Mr. Grover.

Third Quarter 2024 – Operational Highlights (May 1 - July 31):

  The Company opened 11 new Canna Cabana locations - 4 in Alberta, 1 in Saskatchewan, and 6 in Ontario
  On May 1, 2024, the Company announced the appointment of Mayank Mahajan to the role of Chief Financial Officer
  The Company welcomed the announcement by Alberta Gaming Liquor and Cannabis (AGLC) that it has amended its Retail Cannabis Store Handbook to allow private label cannabis sales
  The Company entered into a binding subscription agreement with arm's length institutional credit providers for $15 million in debt financing
  The Company held its Annual General and Special Meeting of Shareholders, where all members of the Board of Directors were re-elected with near unanimous support

Subsequent Events (August 1 - Present):

  The Company opened 3 new Canna Cabana locations in Ontario
  The Company closed its previously announced asset purchase, pursuant to an asset purchase agreement dated June 25, 2024, whereby High Tide acquired a retail cannabis store in Mississauga, Ontario, for $600,000 in cash
  The Company grew its World Vision sponsorship support to 366 children internationally after committing to sponsoring two additional children for every new store that opens in Canada
  The Company announced the initial closing of its previously disclosed $15 million subordinated debt facility
  The Company announced the re-launch of the website of its flagship Canadian bricks-and-mortar retail brand, Canna Cabana, which represents more than 90 per cent of High Tide's revenue
  Fastendr retail kiosks have been installed in 140 Canna Cabana locations, up from 130 in the previous quarter, with all remaining installations expected to be completed by the end of September
  The Company announced the launch of Queen of Bud branded white label products in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario
  The Company announced that it has entered into a joint venture with Positive Intent Events (PIE) to establish a leading position in Canada's nascent cannabis hospitality sector. The announcement followed Alberta's announcement to allow cannabis pop-ups at adult-only events

Selected financial information for the second quarter ended July 31, 2024:
(Expressed in thousands of Canadian Dollars)

	Three months ended July 31			Nine Months Ended July 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Free cash flow(i)	3,092	4,051	(24) %	16,083	1,253	1184%
Cash from operating activities	6,213	7,545	(18) %	25,895	11,025	135%
Revenue	131,685	124,352	6%	384,011	360,564	7%
Gross profit	35,454	34,578	3%	106,747	98,330	9%
Gross profit margin(ii)	27%	28%	(1) %	28%	27%	1%
Total operating expenses	(32,399)	(35,240)	8%	(98,913)	(105,551)	6%
Income (loss) from operations	3,055	(662)	562%	7,834	(7,221)	209%
Adjusted EBITDA(iii)	9,614	10,181	(6) %	30,090	22,273	35%
Adjusted EBITDA margin(iv)	7%	8%	(1) %	8%	6%	2%
Net Income (loss)	825	(3,574)	123%	991	(9,147)	111%
Basic and diluted income (loss) per share	0.01	(0.04)	125%	0.00	(0.12)	100%
(i)	The Company defines free cash flow as net cash provided by (used in) operating activities minus sustaining capex minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spending required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.
(ii)	Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii)	Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under "Select financial highlights and operating performance" section in the Company's MD&A.
(iv)	Adjusted EBITDA margin - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Income (loss)	825	171	(5)	(31,805)	(3,717)	(1,568)	(3,862)	(52,503)
Income/deferred tax (recovery) expense	671	(878)	(233)	(4,571)	204	(2,041)	(1,236)	(1,782)
Accretion and interest	1,681	1,712	1,743	1,632	1,931	1,759	1,814	782
Depreciation and amortization	5,678	7,505	6,848	8,583	8,493	7,699	7,986	8,249
EBITDA	8,855	8,510	8,353	(26,161)	6,911	5,849	4,702	(45,254)
Foreign exchange (gain) lose	19	(5)	5	(152)	31	2	(15)	(14)
Finance and other costs	12	1,314	515	691	801	435	664	2,444
(Gain) loss revaluation of put option liability	(159)	(110)	(300)	544	73	(1,288)	(1,261)	(3,166)
Other loss	(6)	337	-	37	18	-	-	-
Loss (gain) on extinguishment of debenture	-	-	-	-	-	-	-	609
Impairment loss	-	-	-	34,265	-	-	-	48,592
Share-based compensation	881	549	795	(284)	2,350	1,532	1,436	2,091
Loss (gain) on revaluation of marketable securities	12	-	77	(13)	-	(19)	(8)	81
(Gain) loss on revaluation of debenture	-	(240)	755	(505)	-	-	-	(366)
(Gain) loss on extinguishment of financial liability	-	(314)	235	(60)	-	78	(18)	-
Adjusted EBITDA(i)	9,614	10,041	10,435	8,362	10,184	6,589	5,500	5,017
(i) Adjusted EBITDA is a non-IFRS financial measure

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Cash flow from operating activities	8,928	8,032	9,363	7,207	8,395
Changes in non-cash working capital	(2,715)	4,777	(2,490)	2,430	(850)
Net cash provided by operating activities	6,213	12,809	6,873	9,637	7,545
Sustaining capex	(279)	(528)	(511)	(1,080)	(705)
Lease liability payments	(2,842)	(2,898)	(2,754)	(2,870)	(2,789)
Free cash flow	3,092	9,383	3,608	5,687	4,051

Outlook

Through its Canna Cabana brand, High Tide is the largest cannabis retailer in Canada and the second largest globally by store count, with 183 current operating locations. At the beginning of 2024, the Company set a goal of adding 20-30 locations over the course of the calendar year. The Company has already surpassed the lower end of this range, and given the continued momentum, it believes it can now reach the higher end of this range. The growth in the Company's retail network through calendar 2024 has been largely organic and financed via internal cash flows which it expects to continue throughout the remainder of the year.

The Company's Cabana Club loyalty program continues to expand at a rapid pace across Canada, currently exceeding 1.55 million members, which is up 41% over the past year. Long term, in Canada, the Company aims to exceed 2 million members. ELITE, the paid membership tier, continues to break quarterly growth records and has now reached 57,000 members, with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

The Company's market share in dollars during the first two months of the quarter rose to 12% from 10% a year ago while only representing 5% of the bricks-and-mortar store count in the provinces where it operates. The Company anticipates its market share trajectory to continue trending upward, given its robust organic store pipeline and continued competitor closures. As previously communicated, the Company's long-term goal is to hit 15% market share in the provinces where it operates and to reach 300 Canna Cabana locations nationwide.

Given Alberta's recent decision to allow the sale of white label products, The Company has begun to sell several new lifestyle accessory SKUs related to the recently acquired Queen of Bud brand and has unveiled additional cutting-edge Queen of Bud cannabis products that will launch in the coming weeks across Ontario, Manitoba, Saskatchewan and Alberta.

The Company has been free cash flow positive over the past five quarters, having generated approximately $26 million during this period. Although the quantum of free cash flow generation can vary significantly in any given quarter, the Company expects to remain free cash flow positive using cash generated from operations to fuel organic growth. This cash generation helped drive a record cash and cash equivalents of $35.3 million at the end of the quarter. The Company believes its financial profile is healthier than it has ever been. At the end of the quarter, the Company's balance sheet was further strengthened by the initial closing of a $15 million debt facility.

The Company continues to monitor legislative and regulatory developments in Germany, particularly those related to potential commercial sale pilot projects, with a goal of entering Europe's largest market as soon as possible.

Webcast Link for High Tide Earnings Event:
https://events.q4inc.com/attendee/471302144

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada (Local):                      1 226 828 7575
Canada (Toll-Free):                 1 833 950 0062
United States (Local):             1 404 975 4839
United States (Toll-Free):        1 833 470 1428
Global Dial-In Numbers:   https://www.netroadshow.com/events/global-numbers?confId=65906
Participant Access Code:       604413

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its third fiscal quarter ended July 31, 2024, the Company issued an aggregate of 1,055,900 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of $3,151.

Pursuant to an equity distribution agreement dated August 31, 2023, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a cash commission of $47 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the third fiscal quarter ended July 31, 2024.

The Company intends to use the net proceeds of the ATM Program, if any, and at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count7. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 183 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to remain free cash flow positive; free cash flow allowing the Company to finance its growth with internal cash flows; the Company achieving sustained growth while remaining free cash flow positive; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company expanding its Canna Cabana brand internationally; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; legislative changes occurring in Germany with respect to adult use cannabis and its intended effects; the Company's ability to bring its model to Germany and other emerging legal cannabis jurisdictions; the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to reach its goals of 300 stores nationwide, 15% market share in the provinces in which it operates, and 2 million Cabana Club members; the launch of new Queen of Bud products in the coming weeks; the completion of the rollout of Fastendr on the timelines indicated herein; the Company sharing news about its global cannabis community in the coming weeks; the closing of announced acquisitions; the ability of the Company to develop and launch innovative cannabis and consumption accessory offerings; and the Company building a top-tier global adult-use cannabis brand.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

_____________________________
[1] Market share reflects the months of May & June, 2024 per publicly available Statistics Canada data
[2] Based on publicly available data from Statistics Canada and provincial regulators
[3] Based on publicly available data from Statistics Canada and provincial regulators
[4] Based on publicly available data for the months of May & June 2024, in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[5] Data sourced from most recent public filings of the mentioned retailers
6 Adjusted EBITDA is a non-IFRS financial measure
[7] As reported by ATB Capital Markets based on store counts as of February 8, 2024

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:01e 16-SEP-24